EXHIBIT 99.2
                                                                    ------------


NEWS RELEASE
FOR IMMEDIATE RELEASE
JULY 2, 2003
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE JULY 2003 INCREASE TO THE ARX
EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, JULY 2, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.39255 to 1.40909. Such increase will be effective on July 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

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                                                                                                                       EXCHANGE
                             OPENING      ARC ENERGY      10 DAY WEIGHTED     INCREASE IN    EFFECTIVE DATE OF THE     RATIO AS
   RECORD DATE OF ARC        EXCHANGE        TRUST        AVERAGE TRADING      EXCHANGE      INCREASE IN EXCHANGE         OF
ENERGY TRUST DISTRIBUTION     RATIO      DISTRIBUTION     PRICE OF AET.UN      RATIO **              RATIO             EFFECTIVE
                                           PER UNIT      (PRIOR TO THE END                                                DATE
                                                           OF THE MONTH)
-------------------------- ------------ --------------- -------------------- ------------- ------------------------- -------------

      June 30, 2003          1.39255         $0.15            $12.6313          0.01654          July 15, 2003         1.40909

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.
                              ---------------------

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
        Telephone: (403) 503-8600                   Fax: (403) 509-6417
                             Toll Free 1-888-272-4900

                               ARC RESOURCES LTD.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9